Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our financial statements and related notes included elsewhere in this 6-K, as well as in our Annual Report on Form 20-F for the year ended December 31, 16 filed with the SEC on March 23, 2017.

Unless otherwise indicated, all references to the terms “we”, “us”, “our”, “Cellect”, “the Company” and “our Company” refer to Cellect Biotechnology Ltd. and its wholly-owned subsidiaries. References to “ordinary shares”, “ADSs”, “warrants” and “share capital” refer to the ordinary shares, ADSs, warrants and share capital, respectively, of Cellect.

We report financial information under International Financial Reporting Standards, or IFRS as issued by the International Accounting Standards Board and none of the financial statements were prepared in accordance with generally accepted accounting principles in the United States.

References to “U.S. dollars” and “$” are to currency of the United States of America, and references to “NIS” are to New Israeli Shekels. References to “Ordinary Shares” are to our Ordinary Shares, no par value.

Unless otherwise indicated, U.S. dollar translations of NIS amounts presented herein are translated using the rate of NIS 3.496 to $1.00, the exchange rate reported by the Bank of Israel on June 30, 2017.

Forward-Looking Statements

The following discussion contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified.

These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition, expected capital needs and expenses, statements relating to the research, development, completion and use of our products, and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future.

Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: changes in technology and market requirements; we may encounter delays or obstacles in launching and/or successfully completing our clinical trials; our products may not be approved by regulatory agencies, our technology may not be validated as we progress further and our methods may not be accepted by the scientific community; we may be unable to retain or attract key employees whose knowledge is essential to the development of our products; unforeseen scientific difficulties may develop with our process; our products may wind up being more expensive than we anticipate; results in the laboratory may not translate to equally good results in real clinical settings; results of preclinical studies may not correlate with the results of human clinical trials; our patents may not be sufficient; our products may harm recipients; changes in legislation; inability to timely develop and introduce new technologies, products and applications, which could cause the actual results or performance of the Company to differ materially from those contemplated in such forward-looking statements.

More detailed information about the risks and uncertainties affecting us is contained under the heading “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2016 filed with the SEC on March 23, 2017, which is available on the SEC's website, www.sec.gov and in our periodic filings with the SEC and the Tel-Aviv Stock Exchange.

You should not put undue reliance on any forward-looking statements. Any forward-looking statements in this discussion are made as of the date hereof, and we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Operating Results

To date, we have not generated revenue from the sale of any product, and we do not expect to generate significant revenue within the next year at least. As of June 30, 2017, we had an accumulated deficit of NIS 53 million (approximately $15 million). Our financing activities are described below under “Finance Expense and Income.”

Operating Expenses

Our current operating expenses consist of two components – research and development expenses, and general and administrative expenses.

Research and Development Expenses, net

Our research and development expenses consist primarily of salaries and related personnel expenses, subcontractor expenses, patent registration fees, materials, and other related research and development expenses.

The following table discloses the breakdown of research and development expenses:

	Year ended December 31,			Period ended June 30,
	2014	2015	2016	2017	2017
(in thousands)	NIS			NIS	USD*
Payroll	1,555	2,739	3,711	2,534	725
Subcontractors	146	538	534	462	132
Patent registration	169	326	409	121	35
R&D related purchases	208	770	1,676	780	223
Share-based payment	512	523	253	870	249
Professional services	400	746	1,044	600	171
Other expenses	68	251	629	280	80
BIRD Grants	-	-	-	(420)	(120)
Total	3,058	5,893	8,256	5,227	1,495

* USD presented as convenience translation using June 30, 2017 NIS/USD rate of: 3.496 NIS.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries, professional service fees, director fees, office expenses, taxes and fees, and other general and administrative expenses.

The following table discloses the breakdown of general and administrative expenses:

	Year ended December 31, Period ended June 30,
	2014	2015	2016	2017	2017
	NIS			NIS	USD*
(in thousands)
Payroll	850	1,024	2,994	1,280	366
Professional services	762	1,366	2,074	1,651	472
Director fees	269	358	318	192	55
Office expense	161	235	466	243	70
Share-based payment	286	795	1,299	1,574	450
Other expenses	163	426	817	1,106	316
Total	2,491	4,204	7,968	6,046	1,729

* USD presented as convenience translation using June 30, 2017 NIS/USD rate of: 3.496 NIS.

Comparison of the six-months ended June 30, 2017 to the six-months ended June 30, 2016

Results of Operations

	Six months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(In thousands of NIS)		(In thousands of USD*)

Research and development expenses, net	5,227	3,679	1,495	1,052
General and administrative expenses	6,046	3,547	1,729	1,015
Other income	-	(280)	-	(80)
Operating loss	11,273	6,946	3,224	1,987
Finance expense (income), net	5,780	23	1,654	7
Total comprehensive loss	17,053	6,969	4,878	1,994
Loss attributable to holders of Ordinary Shares	0.158	0.088	0.045	0.025

* USD presented as convenience translation using June 30, 2017 NIS/USD rate of: 3.496 NIS.

Research and Development Expenses, net

Our research and development expenses for the six months ended June 30, 2017 amounted to NIS 5.2 million (approximately $1.5 million), representing an increase of NIS 1.5 million (approximately $0.4 million), or 41%, compared to NIS 3.7 million (approximately $1.1 million) for the six months ended June 30, 2016. The increase was primarily attributable to an increase of NIS 0.7 million (approximately $0.2 million) from share based payment as part of the options plan and an increase of salaries and related personnel expenses in an amount of NIS 0.8 million (approximately $0.2 million) reflecting the growth in the company’s activities resulting from an increase in the number of employees engaged in research and development related activities from nine to fourteen.

General and Administrative Expenses

Our general and administrative expenses totaled NIS 6.0 million (approximately $1.7 million) for the six months ended June 30, 2017, an increase of NIS 2.5 million (approximately $0.7 million), or 71%, compared to NIS 3.5 million (approximately $1.0 million) for the six months ended June 30, 2016. The increase resulted primarily from an increase of NIS 0.5 million (approximately $0.15 million) in travel expenses reflecting the growth in the company activities in relating to investor relations and business development, and an increase of NIS 1.2 million (approximately $0.35) in professional services due to ongoing expenses as a result of being a U.S. public reporting company.

Operating Loss

As a result of the foregoing, our operating loss for the six months ended June 30, 2017 was NIS 11.3 million (approximately $3.2 million), as compared to an operating loss of NIS 6.9 million (approximately $2.0 million) for the six months ended June 30, 2016, an increase of NIS 4.4 million (approximately $1.2 million), or 64%.

Finance Expense and Income

Finance expense and income mainly consist of bank fees and other transactional costs, changes in the fair value of certain price adjustment mechanisms that were provided to investors who participated in certain fund raising rounds, and exchange rate differences.

We recognized net financial expense of NIS 5.8 million (approximately $1.7 million) for the six months ended June 30, 2017, compared to net financial expense of NIS 0.02 million (approximately $0.007 million) for the six months ended June 30, 2016. The increase is primarily due to the change in the fair value of the tradable warrant granted in the IPO.

Total Comprehensive Loss

As a result of the foregoing, our total comprehensive loss for the six months ended June 30, 2017 was NIS 17.1 million (approximately $4.9 million), as compared to NIS 7.0 million (approximately $2.0 million) for the six months ended June 30, 2016, an increase of NIS 10.1 million (approximately $2.9 million), or 144%.

Liquidity and Capital Resources

Overview

As of June 30, 2017, we had NIS 22.2 million (approximately $6.4 million) in cash and cash equivalents including short term deposits and marketable securities

The table below presents our cash flows:

	Six months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(In thousands of NIS)		(In thousands of USD*)

Operating Activities	(8,683)	(6,517)	(2,484)	(1,864)

Investing Activities	6,220	652	1,779	186

Financing Activities	1,066	7,471	305	2,137

* USD presented as convenience translation using June 30, 2017 NIS/USD rate of: 3.496 NIS.

Operating Activities

Net cash used in operating activities was NIS 8.7 million (approximately $2.5 million) for the six months ended June 30, 2017, compared with net cash used in operating activities of approximately NIS 6.5 million (approximately $1.9 million) for the six months ended June 30, 2016. The increase in such period is primarily due to increases in ongoing research costs and increases in the number of employees and due to ongoing expenses as a result of being a U.S. public reporting company.

Investing Activities

Net cash provided in investing activities of NIS 6.2 million (approximately $1.8 million) for the six months ended June 30, 2017 primarily reflects the sale of marketable securities and short-term deposits.

Net cash provided in investing activities of NIS 0.7 million (approximately $0.2 million) for the six months ended June 30, 2016 primarily reflects the sale of marketable securities measured at fair value through profit or loss that was reduced by purchase of property, plant and equipment.

Financing Activities

Net cash provided by financing activities in the six months ended June 30, 2017 consisted of NIS 1.1 million (approximately $0.3 million) of net proceeds, mainly from the exercise of warrants and stock options.

Net cash provided by financing activities in the six months ended June 30, 2016 consisted of NIS 7.5 million (approximately $2.1 million) of net proceeds, mainly from the issuance of share capital.

In March 2016, we issued an aggregate of 5,783,437 Ordinary Shares pursuant to a private placement, at a price of NIS 1.39 (approximately $0.39) per share. In addition, we issued options to purchase up to 1,927,801 Ordinary Shares, which have an exercise price of NIS 2.1 (approximately $0.60) per option. These options will expire in March 7, 2018.

Current Outlook

We have financed our operations to date primarily through proceeds from the issuance of our Ordinary Shares. We have incurred losses and generated negative cash flows from operations since July 2013. We have never generated any revenue from the sale of products and we do not expect to generate revenues from the sale of our products until at least the end of 2018.

We expect that our existing cash and cash equivalents will be sufficient to fund our current operations through the end of the second quarter of 2018, however, we expect that we will require substantial additional capital to support the mass production of our products.

In addition, our operating plans may change as a result of many factors that may currently be unknown to us, and we may need to seek additional funds sooner than planned. Our future capital requirements will depend on many factors, including:

●	the progress and costs of our research and development activities;

●	the costs of manufacturing the Apotainer and further developing the Apograft technology platform;

●	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

●	the potential costs of contracting with third parties to provide marketing and distribution services for us or for building such capacities internally; and

●	the magnitude of our general and administrative expenses.

Until we can generate significant recurring revenues, we expect to satisfy our future cash needs through debt or equity financing. We cannot be certain that additional funding will be available to us on acceptable terms, if at all. If funds are not available, we may be required to delay, reduce the scope of, or eliminate research or development plans for, or commercialization efforts with respect to our products. This may raise substantial doubts about our ability to continue as a going concern.

Critical Accounting Policies and Estimate

Our management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which we have prepared in accordance with IFRS as issued by the IASB. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported expenses during the reporting periods. Actual results may differ from these estimates under different assumptions or conditions. While our significant accounting policies are more fully described in Note 2 to our audited financial statements included in our Annual Report on Form 20-F for the year ended December 31, 2016 filed with the SEC on March 23, 2017, we believe that the following accounting policies are the most critical for fully understanding and evaluating our financial condition and results of operations.

Share-based payment transactions

From time to time we grant to our employees and other service providers remuneration in the form of equity-settled share-based instruments, such as options to purchase ordinary shares. The cost of equity-settled transactions with employees is measured at the fair value of the equity instruments granted at grant date. The fair value is determined using an acceptable option pricing model. As for other service providers, the cost of the transactions is measured at the fair value of the goods or services received as consideration for equity instruments. In cases where the fair value of the goods or services received as consideration of equity instruments cannot be measured, they are measured by reference to the fair value of the equity instruments granted.

The cost of equity-settled transactions is recognized in profit or loss, together with a corresponding increase in equity, during the period in which the performance or service conditions are satisfied, and ending on the date on which the relevant employees become fully entitled to the award. No expense is recognized for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vested irrespective of whether the market condition is satisfied, provided that all other vesting conditions (service and/or performance) are satisfied. When we change the conditions of the award of equity-settled instruments, an additional expense is recognized beyond the original expense, calculated in respect of a change that increases the total fair value of the remuneration granted or benefits the other service provider according to the fair value on date of change. Cancellation of the award of equity-settled instruments is accounted for as having vested at the cancellation date and the expense not yet recognized in respect of the award is recognized immediately. However, if the cancelled grant is replaced by a new grant, and is intended as an alternate grant at the date awarded, the cancelled and new awards will both be accounted for as a change to the original award, as described above.

Option Valuations

The determination of the grant date fair value of options using an option pricing model (we utilize the Black-Scholes model) is affected by estimates and assumptions regarding a number of complex and subjective variables. These variables include the expected volatility of our share price over the expected term of the options, share option exercise and cancellation behaviors, risk-free interest rates and expected dividends, which are estimated as follows:

●	Volatility. The expected share price volatility is based on the historical volatility in the trading price of our ordinary shares as well as comparable companies on the TASE and benchmarks of related companies.

●	Expected Term. The expected term of options granted is based upon historical experience and represents the period of time that options granted are expected to be outstanding.

●	Risk-Free Rate. The risk-free interest rate is based on the yield from Israeli government bonds with a term equivalent to the contractual life of the options.

●	Expected Dividend Yield. We have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. Consequently, we use an expected dividend yield of zero.

Trend Information

We are a development stage company and it is not possible for us to predict with any degree of accuracy the outcome of our research, development or commercialization efforts. As such, it is not possible for us to predict with any degree of accuracy any significant trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause financial information to not necessarily be indicative of future operating results or financial condition. However, to the extent possible, certain trends, uncertainties, demands, commitments and events are identified in the preceding subsections.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have had or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.